Exhibit 99.1

SFX ENTERTAINMENT PROPOSED GOING-PRIVATE TRANSACTION
WOULD BE ENTIRELY EQUITY-FINANCED

NEW YORK – May 29, 2015 – Robert F.X. Sillerman, the Chairman and Chief Executive Officer of SFX Entertainment, Inc. (Nasdaq:SFXE), today affirmed that his affiliate’s proposed acquisition of the outstanding common stock of SFX would be financed on an all-equity basis.

“This is not a leveraged buyout,” said Mr. Sillerman. “I hope to use all-equity financing to fund the proposed going-private transaction. I have no plans to have the Company incur additional debt to fund the transaction.”

As made public in the May 26 announcement disclosing terms of the agreement, SFX stockholders will receive $5.25 in cash from an affiliate of Mr. Sillerman for each share of SFX common stock they hold, in a transaction valued at approximately $774 million. Mr. Sillerman presently owns approximately 37.4 percent of the Company’s outstanding common stock.

Stockholders will also be able to elect to retain stock in the Company in lieu of cash, subject to certain conditions and limitations.

The SFX Board of Directors, acting on the recommendation of a Special Committee, unanimously approved the merger agreement, which is subject to a number of conditions, including receiving the affirmative vote of a majority of the unaffiliated stockholders. Mr. Sillerman recused himself from the Board vote regarding the transaction.

The merger agreement provides for a 45-day “go-shop” period, during which the Special Committee will actively solicit, receive, evaluate and potentially enter into negotiations with parties that offer alternative proposals.  Mr. Sillerman has agreed to vote his shares in favor of any superior proposal that has a value of at least 2.5% more than his highest offer.

Jefferies LLC is serving as Mr. Sillerman’s sole financial advisor in connection with the transaction.

Additional Information

This release is neither a solicitation of a proxy nor a substitute for the filings that will be made with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Any solicitation will only be made through materials filed with the SEC. The Company’s stockholders are strongly advised to read such materials when they become available because they will contain important information about the transaction and the Company. Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov.  The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company’s stockholders in connection with the proposed transaction.  Information regarding the Company’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2014, as amended, which is filed with the SEC.  Other information regarding potential participants in such proxy solicitation will be contained in the filings to be made with the SEC in connection with the transaction.

This release is also not offer of securities.  Any equity that may be offered to finance the proposed transaction will not be registered under the Securitas Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Cautionary Statement

Statements in this document represent the intentions, plans, expectations and beliefs of Mr. Sillerman and involve risks and uncertainties that could cause actual events to differ materially from the events described in this release, including risks or uncertainties related to whether the proposed transaction will be completed, whether Mr. Sillerman will be able to fund the transaction entirely with equity, as well as changes in general economic conditions, stock market trading conditions, government regulation, and changes in the business or prospects of the Company. These factors, as well as factors described in Mr. Sillerman’s and the Company’s SEC filings are among the factors that could cause actual events or results to differ materially from Mr. Sillerman’s current expectations described in this release.

Media contact:

The Marino Organization
Steve Vitoff
212-889-0808
steve@themarino.org